Exhibit 12.1

Predecessor

Ratio of Earnings to Fixed Charges

	2000	2001	2002	1/1/2003- 5/16/2003
Income before income taxes	85,667	75,615	92,746	56,861
Rental expense	287	286	300	125
Interest expense	20,455	22,230	21,419	7,634

Total earnings	106,409	98,131	114,465	64,620
Fixed charges:
Interest expense	20,455	22,230	21,419	7,634
Rental expense	287	286	300	125

Total fixed charges	20,742	22,516	21,719	7,759
Ratio of earnings to fixed charges	5.13	4.36	5.27	8.33

Boardwalk Pipelines, LLC

Ratio of Earnings to Fixed Charges

	5/17/2003- 12/31/2003	2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
Income before income taxes	37,555	81,158	51,515	85,635
Rental expense	161	146	77	297
Interest expense	19,414	29,997	15,224	29,900

Total earnings	57,130	111,301	66,816	115,832
Fixed charges:
Interest expense	19,414	29,997	15,224	29,900
Rental expense	161	146	77	297

Total fixed charges	19,575	30,143	15,301	30,197
Ratio of earnings to fixed charges	2.92	3.69	4.37	3.84